May 10, 2019

United States Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Nicholas P. Panos, Senior Counsel

Re:	Schedule 13E-3
Filed on March 25, 2019 by Eco-Stim Energy Solutions, Inc.
File No. 005-88351

Ladies and Gentlemen:

Set forth below are the responses of Eco-Stim Energy Solutions, Inc., a Nevada corporation (“Eco-Stim” or the “Company”), to comments received from the staff of the Office of Mergers & Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2019 (the “Comment Letter”) with respect to the Schedule 13E-3 filed by the Company on March 25, 2019 (the “Original Schedule 13E-3”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Original Schedule 13E-3 via EDGAR (the “Supplemented Schedule 13E-3”). For the Staff’s convenience, we will hand deliver three full copies of the Supplemented Schedule 13E-3, as well as three copies of the Supplemented Schedule 13E-3 marked to show all changes made since the Company’s filing of the Original Schedule 13E-3.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Supplemented Schedule 13E-3, unless otherwise specified.

Schedule 13E-3

Exhibit 99.1 | Disclosure Statement

Fairness of the Transaction, page 2

1.	The discussion often only addresses fairness of the transaction to the “Shareholders.” Please conform the disclosure here and throughout the disclosure document to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is consistently directed, as required, at unaffiliated security holders. Refer also to Rule 13e-3(a)(4) which defines the term “unaffiliated security holder.”

RESPONSE NO. 1

Revisions have been made to the disclosure document provided as Exhibit 99.1 to the Supplemented Schedule 13E-3 to supplement these statements to make clear that the fairness determination was made as to the Company’s shareholders, including unaffiliated security holders.

Securities and Exchange Commission May 10, 2019 Page 2

2.	Please revise to consistently state, if true, that the Board produced the fairness determination on behalf of Eco-Stim. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company of the subject transaction as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.

RESPONSE NO. 2

Revisions have been made to the disclosure document provided as Exhibit 99.1 to the Supplemented Schedule 13E-3 to supplement these statements to make clear that the fairness determination was made by the Company and its Board of Directors.

3.	Please revise to indicate, if true, that specific going concern, net book, and liquidation values were not calculated or considered by Eco-Stim when making its fairness determination. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

RESPONSE NO. 3

Revisions have been made to the disclosure document provided as Exhibit 99.1 to the Supplemented Schedule 13E-3 to clarify that net book value, going concern value and liquidation value were not considered by Eco-Stim when making its fairness determination, as current market prices and historical market prices were considered more reliable as indicators of fairness.

Shareholder Approval, page 2

4.	We noticed that Eco-Stim’s shareholders approved the reverse stock split on June 20, 2018. Advise the legal basis, if any, upon with Eco-Stim concluded that such a solicitation, which solicitation was effectuated through use of a proxy statement filed under cover of Schedule 14A, was not required to be accompanied by the disclosures required under Rule 13e-3.

RESPONSE NO. 4

As noted in “Special Factors – Background” of the disclosure statement provided as Exhibit 99.1 to the Original Schedule 13E-3, when Eco-Stim’s shareholders approved the reverse stock split on June 20, 2018, the reverse stock split was contemplated by the Company as a method to potentially increase the bid price per share of the Company’s common stock above $1.00 to comply with Nasdaq’s minimum bid price requirements, and not as part of a Rule 13e-3 transaction.

Securities and Exchange Commission May 10, 2019 Page 3

Specifically, the transaction contemplated at that time was not for the purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3 (“Rule 13e-3”)1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but rather was intended to provide the Company a method of achieving the opposite effect and potentially maintain its listing on Nasdaq. In addition, the reverse stock split as approved by the Company’s stockholders on June 20, 2018 did not have a reasonable likelihood of, directly or indirectly, having any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3, since (i) at that time the Company’s common stock was listed on Nasdaq and registered pursuant to Section 12(b) of the Exchange Act (not registered solely pursuant to Section 12(g) or Section 15(d) of the Exchange Act), and (ii) the reverse stock split’s ancillary effect of reducing the number of holders of record of the Company’s common stock below 300 was not known, since the number of beneficial owners of common stock who held less than 4 shares each was not known.

We respectfully submit that, as a result of the foregoing, the reverse stock split as originally contemplated and approved by stockholders was not a “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3), such that the requirements of Rule 13e-3 did not apply to the Company’s proxy statement filed under Schedule 14A in connection with the stockholder meeting held on June 20, 2018.

Summary Financial Information, page 4

5.	Given the completion of the 2018 fiscal year in combination with the NT-Form 10-K filing made on April 1, 2019, please confirm that the information in this section will be updated in an amended filing and fully comply with Item 1010(c) of Regulation M-A, or advise.

RESPONSE NO. 5

Revisions have been made to the Supplemented Schedule 13E-3 and the disclosure document provided as Exhibit 99.1 to the Supplemented Schedule 13E-3 to reflect information contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “2018 Annual Report”), as filed with the Commission on May 10, 2019.

1 I.e., “(A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 (§ 240.12g-4) or Rule 12h-6 (§ 240.12h-6); or suspension under Rule 12h-3 (§ 240.12h-3) or Section 15(d); or (B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association). Rule 13e-3(a)(3)(ii).

Securities and Exchange Commission May 10, 2019 Page 4

Going Private Transaction; Effects, page 10

6.	Eco-Stim suffered net operating losses in fiscal years ending 2016 and 2017. Please specify the constituency expected to become the beneficiary of Eco-Stim’s and/or its successor’s future use of any net operating loss carryforwards, if any. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

RESPONSE NO. 6

As noted in the disclosure statement to the Original Schedule 13E-3 and in prior Current Reports on Form 8-K, the Company has been actively pursuing the sale of its U.S. based assets and has entered into an agreement to sell substantially all of its assets in Argentina. If the Company is successful in its efforts to sell its U.S. assets and sell or shut down its operations in Argentina, the Company will no longer have any meaningful business or operations. It is anticipated that these sale transactions will be conducted at a loss, such that the Company will not have any taxable income arising from these transactions in the U.S. Following the completion of these sale transactions, it is likely that the Company will be liquidated and dissolved. As a result of the foregoing, at this time, it does not appear that there will be any constituency that would be the beneficiary of Eco-Stim’s historic net operating loss carryforwards.

7.	Advise us, with a view towards revised disclosure, how compliance with Item 1014(e) of Regulation M-A has been effectuated. Please note that an affirmative response to this disclosure requirement must be provided, even if the response is in the negative. Refer to General Instruction E of Schedule 13E-3.

RESPONSE NO. 7

Disclosure provided in “Special Factors – Background” of the disclosure statement has been supplemented to clarify that the reverse stock split was unanimously approved by the Company’s Board of Directors, including a majority of the directors who were not employees of the Company.

Impact on Shareholders, page 12

8.	Please refer to the following statement: “[ ] shareholders were paid, in cash, an amount equal to $0.08 per share on a post-stock split basis for each pre-split share resulting in a fractional share.” Given that payment for fractional interests already appears to have occurred, please advise us how Eco-Stim intends to comply with Rule 13e-3(f). Refer also to Note D.4. of Schedule 13E-3, which provision requires distribution of the information statement required by Rule 13e-3 30 days prior to any purchase having taken place.

RESPONSE NO. 8

As noted in the disclosure statement provided as Exhibit 99.1 to the Original Schedule 13E-3, pursuant to the Nevada Business Corporation Act and the Company’s Articles of Incorporation, stockholder approval was not required in order for the Company to implement the reverse stock split and is not required for the Company to conduct a going private transaction. As noted in response 4 above, when the Company previously obtained stockholder approval for the Company’s reverse stock split on June 20, 2018, it did so under circumstances in which the reverse stock split neither had a reasonable likelihood nor a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of Rule 13e-3, but rather was intended to provide the Company a method of achieving the opposite effect and potentially maintain its listing on Nasdaq. As a result, the transaction does not involve a vote, consent, authorization or distribution of information statements as contemplated in Rule 13e-3(f)(1), and the transaction does not involve a tender offer or request or invitation for tenders of equity securities, as contemplated in Rule 13e-3(f)(2).

Securities and Exchange Commission May 10, 2019 Page 5

As a result of the foregoing, the Company’s initial view was that Rule 13e-3 did not apply to the reverse stock split or the Company’s plan to deregister its securities. However, the Company filed its Original Schedule 13E-3 (including information required under items (i), (ii), (iii) and (v) of Rule 13e-3(e)(1)) upon a recommendation from the Staff. This was done because the transaction arguably involves a purchase of equity securities by the issuer as contemplated by Rule 13e-3(a)(3)(i)(A), by virtue of the cash price paid with respect to fractional shares (which payment by the Company represented $16.52 in the aggregate for all fractional shares resulting from the reverse stock split, and which reverse stock split resulted in the cancellation for cash of less than 1% of the Company’s shares of common stock outstanding prior to the reverse stock split). Although the Company does not believe the additional disclosure contained in the Schedule 13E-3 provides any benefit to security holders, and that the cost associated with preparing and filing the Original Schedule 13E-3 significantly outweighed any potential benefit for security holders, the Company elected to file the Original Schedule 13E-3 to be able to state that it has filed all reports required under the Exchange Act.

As also noted in the disclosure statement provided as Exhibit 99.1 to the Original Schedule 13E-3, under the Nevada Business Corporation Act, shareholders are entitled to dissenters’ rights in connection with this type of transaction (and a dissenting shareholder is entitled to certain appraisal rights) only if the holders of more than 1% of the class of affected shares are obligated to accept money or scrip rather than receive a fraction of a share. Holders of less than 1% of the outstanding common stock were obligated to accept money or scrip rather than receive a fraction of a share in this transaction, and as a result, dissenters’ rights did not apply under Nevada Law, such that disclosure contemplated under Section (e)(1)(iv) of Rule 13e-3 is not applicable.

At this time, it is not possible for the information required by paragraph (e) of Rule 13e-3 to be provided to security holders 30 days prior to the Company’s purchase of fractional shares in connection with the reverse stock split since the reverse stock split has already been effectuated. The Company believes that requiring the Company to disseminate this information (other than through the filing of the Supplemented Schedule 13E-3) does not advance or protect shareholder interests under the circumstances.

The cover page to the Supplemented Schedule 13E-3 reflects that it is a final amendment reporting the results of the reverse stock split. The Company intends to file a Form 15 to suspend its reporting obligations pursuant to Section 15(d) of the Exchange Act promptly after the filing of its 2018 Annual Report on Form 10-K and the Supplemented Schedule 13E-3.

Securities and Exchange Commission May 10, 2019 Page 6

Documents Incorporated by Reference, page 15

9.	Please confirm, if true, the itemization of documents incorporated by reference in this section, as well as corresponding Item 13 to Schedule 13E-3, will be updated and otherwise comply with General Instruction F of Schedule 13E-3 via inclusion of a new exhibit. Refer also to Item 16 of Schedule 13E-3.

RESPONSE NO. 9

The itemization of documents incorporated by reference in this section and Item 13 of the Supplemented Schedule 13E-3 have been updated to refer to the Company’s 2018 Annual Report.

* * * * *

If any additional supplemental information is required by the Staff or if you have any additional questions with respect to the foregoing, please contact the undersigned at (713) 979-9137 or Andrew Smetana of Vinson & Elkins, LLP at (512) 542-8417.

Sincerely,

Eco-Stim Energy Solutions, Inc.

/s/ Alexander Nickolatos
Alexander Nickolatos
Interim Chief Executive Officer and
Chief Financial Officer

Enclosures

cc: Andrew W. Smetana, Vinson & Elkins, LLP